(Letterhead Of Cahill Gordon & Reindel LLP)

(212) 701-3412

July 6, 2006

Michael Pressman, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: XL Capital Ltd Schedule TO Filed June 6, 2006 File No. 005-45271

Dear Mr. Pressman:

Set forth below are the comments of the staff of the Commission (the “Staff”) contained in your letter dated June 30, 2006 relating to the Schedule TO (the “Schedule TO”) and related employee offer (the “Offer”) filed June 6, 2006 by XL Capital Ltd (the “Company”) , as well as the Company’s responses thereto. Your June 30, 2006 letter was in partial response to our letter to you dated June 22, 2006, which we refer to below as the “June 22 letter.” Capitalized terms used below without definition have the meanings given in the June 22 letter and the Offer, as the context requires.

The Company has authorized us to make the following statements on its behalf:

General

1.	The staff is still considering your response to prior comment one.

The Company acknowledges and appreciates the staff’s ongoing consideration of our determination; namely, that a non-transferable cash award payment with defined absolute minimum and maximum amounts should not be treated as a security.

2.	We note your response to prior comment two. If it is determined that the LTIP award is a security, we believe the SCA should be identified as a filing person on your Schedule TO.

The Company respectfully notes the staff’s position.

3.	We note your response to prior comment three. If it is determined that the LTIP award is a security, please enhance your analysis to address in greater detail the basis for your reliance on Rule 701.

We are not relying on Rule 701, as we do not view the cash LTIP Award in question as a security. Nonetheless, if the cash award were to be viewed as a security, Rule 701 would be available to address both concerns arising under Section 5 of the Act and integration concerns raised by the staff.

Rule 701 provides “an exemption from the registration requirements of the Act for securities issued in compensatory circumstances. [Rule 701] is not available for plans or schemes to circumvent this purpose, such as to raise capital” See preliminary note 5 to Rule 701. As described in the Offer and in our June 22 letter, the offer of the cash LTIP Award is clearly part of a compensatory plan. No capital is being raised in connection with the Offer and the Offer applies only to employees of the Company and its subsidiaries who will be brought under SCA in the Company’s corporate structure.

Rule 701 exempts “offers and sales of securities under a written compensatory benefit plan (or written compensation contract) established by the issuer, its parents, its majority-owned subsidiaries or majority-owned subsidiaries of the issuer's parent, for the participation of their employees, directors, general partners, trustees (where the issuer is a business trust), officers, or consultants and advisors, and their family members who acquire such securities from such persons through gifts or domestic relations orders.” Rule 701(c). The SCA Plan being adopted comports with the foregoing description.

If the cash LTIP Award was deemed by the staff to be a “security”, SCA would be eligible to avail itself of Rule 701 as “issuer” of that security. Rule 701(b)(1) provides that Rule 701 is available to any issuer that is not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act and is not an investment company registered or required to be registered under the Investment Company Act of 1940. SCA meets these conditions. Rule 701(b)(2)

would apply in the event that SCA becomes subject to the reporting requirements of section 13 or 15(d) of the Exchange Act subsequent to the offer, as it provides that an issuer may nevertheless rely on Rule 701 to sell the securities previously offered to the persons to whom those offers were made.

Rule 701(d)(1) provides that “any amount of securities may be offered in reliance on this section” and Rule 701(d)(2)(ii) would allow SCA to issue securities under Rule 701 during a 12 month period not in excess of 15% of SCA’s total assets, measured at the issuer's most recent annual balance sheet date. SCA had total assets of $1,684,315,000 as of its most recent annual balance sheet date. If the cash LTIP Awards were deemed by the staff to be “securities”, they would represent a negligible portion of the $252.6 million available to SCA during the current 12 month period. We view the Schedule TO and the Offer as containing all relevant disclosure that would be required under Rule 701.

Finally, if the cash LTIP Award was deemed by the staff to be a “security”, any integration concerns that the staff would otherwise have are expressly addressed by Rule 701(f), which provides, “[o]ffers and sales exempt under this section are deemed to be a part of a single, discrete offering and are not subject to integration with any other offers or sales, whether registered under the Act or otherwise exempt from the registration requirements of the Act.”

4.
We note your response to prior comment five. It appears to the staff that your offer does not comply with the global exemptive order which is explicitly limited by its terms to tender offers for options. As you are making an offer on an “all or none” basis for the options and common stock of holders your offer does not appear consistent with the relief granted. Please expand your analysis to address in greater detail why you believe that Rule 13e-4(f)(8) should not be applicable to your offer. In the alternative, please revise your offer so that it is consistent with either Rule 13e-4(f)(8) or the global exemptive order.

We respectfully request the staff to reconsider the premise that, although stock is not explicitly contemplated by the global exemptive order, that the policy considerations underlying the global exemptive order should be given weight in this context. The stock in question is not transferable by the eligible employees. As a matter of consistent treatment among employees and a need to keep its compensatory arrangements administratively simple, the Company has determined that the “all or none” approach is the correct approach to take.

In the June 22 letter, we describe in detail why the Offer as it pertains to the restricted stock is not a tender offer. Given that the Offer as it pertains to the eligible options fits squarely within the global exemptive order, the Company proposes that would be reasonable to apply the global exemption with regard to the options while treating the offer with respect to the restricted stock as not constituting a “tender offer” under the Act. One way to view that approach would be that the exempt offer for the options is conditioned on the restricted stock transaction, which is not even a tender offer.

In the alternative, the analysis presented in the June 22 letter regarding the Offer not being a tender offer with regard to the restricted stock applies almost entirely with regard to the options in question. The only difference is that the options in question represent a relatively higher percentage of all of the outstanding options of the Company, as opposed to the less than one-tenth of one percent of the Company’s outstanding shares represented by the restricted stock.

The relief granted by the global exemptive order, as well as the findings in the Martha Stewart no action letter and other similar letters has been applied generally in the context of companies dealing in a blanket way with employees across-the-board. Here, we have a small subset of employees with a small subset of Company securities, being offered a cash payment that we do not find to be a security, in an offer that is arguably not a tender offer with respect to the options as well as the restricted stock. Another approach that has been considered by the Company and us would be to withdraw the Schedule TO in order to allow the Offer to proceed in its entirety on a non-public basis, based on a determination that the Offer in its entirety is not a “tender offer” for the reasons enumerated in the June 22 letter. The Company would, of course, continue to comply with the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5.

Schedule TO

5.
We note your response to prior comment six. We advise you that given the undefined terms in your offer, we are unable to determine whether the disclosure you propose, which the staff has not had an opportunity to review, would provide would be adequate to satisfy Item 4 of Schedule TO and Item 1004(a)(2) of Regulation M-A. Please substantially expand your disclosure to explain how investors will determine the value they will receive as a result of the offer.

We respectfully acknowledge the staff’s position and propose that the clear references to the minimum cash amount payable, as discussed in the June 22 letter, should rectify this concern.

6.
Absent an opportunity to review revised disclosure, the staff will be unable to determine whether your responses to comments seven through twenty address the staff’s concerns. With regard to your response to prior comment eleven, however, please expand your disclosure to discuss your prompt payment obligation. There exists no concept of “prompt acceptance” under the Rule 13e-4. If you believe that “acceptance” constitutes “payment” as defined in Rule 13e-4(f)(5), please include disclosure to that effect.

We respectfully acknowledge the staff’s comment and will make clear that prompt payment of the right will be made. We refer you to the similar approach allowed in Martha Stewart.

Comments or questions regarding any matters with respect to the Schedule TO may be directed to the undersigned at (212) 701-3412 or to Anthony Lopez at (212) 701-3034.

Sincerely,

/s/ Michael A. Becker
Michael A. Becker

cc:	Anthony A. Lopez III, Esq.
                Paul S. Giordano